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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)(1)


                      WEIDER NUTRITION INTERNATIONAL, INC.
                               ------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $0.01
                           ---------------------------
                         (Title of Class of Securities)


                                   948603 10 5
                                 ---------------
                                 (CUSIP Number)



                                 OCTOBER 3, 2001
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ] Rule 13d-1(b)

         [   ] Rule 13d-1(c)

         [ X ] Rule 13d-1(d)





------------------------------------
(1)* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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--------------------------------                 -------------------------------

CUSIP NO.    948603 10 5                                  PAGE 2 OF 4 PAGES
         ----------------------
--------------------------------                 -------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  WEIDER HEALTH AND FITNESS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

                       INCORPORATED IN THE STATE OF NEVADA
--------------------------------------------------------------------------------
                      5    SOLE VOTING POWER
    Number of                       14,973,148 SHARES OF CLASS B COMMON STOCK(2)
      Shares       -------------------------------------------------------------
   Beneficially       6    SHARED VOTING POWER
     Owned By
       Each                         -0-
    Reporting      -------------------------------------------------------------
      Person          7    SOLE DISPOSITIVE POWER
       With
                                    14,973,148 SHARES OF CLASS B COMMON STOCK(2)
                   -------------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,973,148 SHARES OF CLASS B COMMON STOCK(2)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   100% OF CLASS B COMMON STOCK; 57% OF CLASS A COMMON STOCK GIVING EFFECT TO CONVERSION OF THE CLASS B COMMON STOCK INTO CLASS A COMMON STOCK
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------


----------------------------
         (2) EACH SHARE OF CLASS B COMMON STOCK AUTOMATICALLY CONVERTS UPON TRANSFER, AND CONVERTS UPON ELECTION OF THE HOLDER, ON A ONE-FOR-ONE BASIS, INTO SHARES OF CLASS A COMMON STOCK.

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                  THIS AMENDMENT AMENDS THE SCHEDULE 13G ORIGINALLY FILED BY THE
                  REPORTING PERSON ON JULY 9, 1997 ONLY TO THE EXTENT SET FORTH BELOW. ALL OTHER ITEMS REMAIN THE SAME.

ITEM 4            (a)   AMOUNT BENEFICIALLY OWNED:

                        14,973,148 shares of Class B Common Stock (each share of Class B Common Stock automatically converts upon transfer, and converts upon the election of the holder, on a one-for-one basis, into shares of Class A Common Stock).

                  (b)   PERCENT OF CLASS:

                        100% of Class B Common Stock; 57% of Class A Common Stock giving effect to the conversion of Class B Common Stock into Class A Common Stock.

                  (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                        (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                                 14,973,148 shares of Class B Common Stock

                       (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE
                                 DISPOSITION OF:

                                 14,973,148 shares of Class B Common Stock

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                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002             WEIDER HEALTH AND FITNESS


                                       By: /s/ Eric Weider
                                           ------------------------------------
                                           Eric Weider
                                           President and Chief Executive Officer
















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